INVEST IN **JIVATI**

# Jivati is an innovative bio-hacking startup creating the NextGen of beverages 🥤


LIVE UP LIFE
A beverage for anyone, anywhere, anytime.
Sparkling water, hard seltzer, and alkaline water beverages all holistically essenced with botanicals, adaptogens, terpenes, and flavonoids. So you can get the most out of life no matter the occasion.
JIVATI
SPARKLING WATER
Acai Lavender
An Everyday Elixir
RELAX
JIVATI
JIVATI
Holistic
Hard Seltzer
50
MELON STRAWBERRY

jivati.co Irvine CA

Alcohol | Food | Retail | Lifestyle | Food Tech

OVERVIEW UPDATES WHAT PEOPLE SAY 23 ASK A QUESTION

## Highlights

1. 🌿 100% plant-based & multi-functional beverages
2. 🤓 A strong advisory board: former VPs of Coca-Cola and Pepsi, and a successful CPG entrepreneur
3. Dynamic Management team with a strong network for a powerful launch. 🤝
4. A business model with multiple revenue channels: e-commerce, subscription model, and retail. 💰 💰
5. A vision to build a global household brand of multiple products 💰
6. The demand for plant-based beverages is here to stay. Jivati designed to be a leader in this niche.

## Our Team



**DevRaj Patel** Founder & CEO

DevRaj's professional journey has led him to create a business that enhances the enjoyment of life through mindfulness and wellness. He has worked with world-class talent that developed him into a visionary thinker, innovative entrepreneur.

> Jivati was conceived out of hard times, and it means "to be alive." We all have a unique journey with its ups and downs. I want to enhance people's life by providing them the right energy to keep going no matter the occasion.



**Caroline Callaway** PR & Digital Marketing

Helped companies appear on the front cover of magazines, national news programs, high-profile media outlets, such as Buzzfeed, Forbes, New York Times, Wall Street Journal, Good Morning, America, E! News, and ABC World News, just to name a few.



**John Roddey** Advisor - Beverage Strategy

John was a former VP of Coca-Cola for 23 years. He created a 3-tiered portfolio strategy to effectively compete in the complex U.S. market. Grew revenue and share to quickly become #2 U.S. player.

SEE MORE

# 👋 JOIN US IN REVOLUTIONIZING THE BEVERAGE INDUSTRY! ✊🏾


JIVATI
LIVE UP LIFE
An Everyday Elixir
FOCUS
JIVATI
Holistic Hard Seltzer
PEAR BASIL
JIVATI
Live Up Life

**Jivati** is an innovative bio-hacking beverage startup focused on creating the **Next Generation of Beverages.** Using **FoodScience**, Jivati creates **multi-functional** products essence with 4 powerful holistic ingredients (**100% plant-based**) to improve an individual's well-being without polluting the environment.

Jivati is a much-needed departure from today's assortment of the same sugary and artificial drinks, which cause numerous health issues to consumers.


Problem
The health costs of obesity due to sugary beverages in the United States are about $147B annually
The continued consumption of sugary beverages is not sustainable
Beverage companies are circulating same products with different packaging.
Most beverages today are associated with significant weight gain and obesity
Integrating convenience in purchase of functional beverages is not easy
A child's risk of becoming overweight increases by 60% with each additional sugary beverage consumed daily
LIVE UP LIFE
JIVATI

## Mission

*Jivati* is a Hindu term derived from the old Indian language of Sanskrit. It means *"to be alive."*

Our mission is to inspire every person to enjoy a happy life every day. Develop the next-generation beverages to answer the need for a healthier lifestyle. Our beverages will keep you going no matter the occasion: work, travel, health issues, stress, exercise, or non-stop partying. There's no chemical sludge in our products to slow you down or cause health issues.

## Products

Jivati is ushering in a new philosophy and approach to beverages. This is a groundbreaking forward advance in the beverage industry, which has stagnated for long periods of time, innovations seeming to pass it by in a period other industries are progressing rapidly. Rather than fall into the status quo or the old, tired beverage concepts that other beverage brands have accepted and even embraced, Jivati is choosing to do something *pioneering*, introducing innovative, bold drink options for every occasion.


Products (initial)
01
Sparkling Water
A good times tonic made with a blend of natural essences to keep your mind at ease and your body moving on to your next adventure for the day
03
RELAX


02
A refreshing blend infused with alcohol and holistic vibes to ensure you are perfectly balanced to party hard and not be partied out
ALKALINE WATER
03
An everyday elixir amplified with specific essences to create a focused effect so you maximize every moment and own every day
JIVATI
Holistic
Hard Seltzer
JIVATI

The ingredients included in Jivati beverages are among the most in-demand and nourishing in the world: botanicals, adaptogens, terpenes, flavonoids. These ingredients – when added together – represent natural essence that the market has not seen to date. Selected to ***boost energy, mood stabilizer, strengthen immunity, relieve pain, create relaxation, and improve mental performance and focus, the ingredients in Jivati deliver a wide range of benefits.***

Because these ingredients, so gentle and powerful, Jivati beverages are not like competitors' beverages. While sparkling water may seem the same from one brand to the next, it will *not seem* the same when the can says *Jivati* on it.

## Multi-Functional Formula & 100% Plant-Based


Natural ingredients for natural balance and energy
All of our beverages begin with a base consisting of different combinations of botanicals and adaptogens to guide the benefits for each specific formula. Terpenes are introduced to complement the formula and amplify the natural benefits. Finally, flavonoids are added into the mix to fully purify the body. All together they enhance your enjoyment on life through mindfulness and wellness.
Botanicals
Plant-derived additives that provide natural essence for a physiological enhancement.
Adaptogens
Holistic herbs that support the body's natural ability to improve one's well-being.
Terpenes
Organic plant compounds that provide a spectrum of therapeutic benefits.
Flavonoids
Natural fruit and vegetable extracts that help cleanse the body of everyday toxins.

## Customers

We're a tall glass of just what the soul ordered, crafted to match your mood. Relax, focus, energize, destress – whatever flavor the moment requires, we've got you covered. This is your ride; we're just here to improve the view. So even though today maybe another day, it's your day. And to us, that's the reason for the celebration.


Consumer Profile
Sparkling Water
<70 years
Health conscious
Enjoys little carbonation
Non- Alcoholic
Does not like soda or juices
Hard Seltzer
21 - 40 years
Health conscious
Prefers no hangovers
Favors Alcoholic Beverages
Likes to party
Alkaline Water
18 - 60 years
Health conscious
Athletic or Spa enthusiast
Does not like carbonation
Does not like sport/energy drinks
JIVATI
JIVATI
Holistic
Hard Seltzer
PEAR BASIL
An Everyday Elixir
FOCUS
JIVATI
LIVE UP LIFE

Jivati's initial three beverages would allow us to broadly reach out to the general population while fully understanding the current high demand: sparkling water, hard seltzer, and alkaline water.

We have 7000 + loyal followers who are interested in our beverages. Our products will be available to them this year.


Traction


Instagram
1700 Active Followers
Facebook
1349 Active Followers
Email List
4450 Active Subscribers
Businesses Requested Products
1 Pharmacy
1 Wellness Studio
6 Restaurant/Bars
*We have not fully executed our digital marketing efforts or the salesforce team..
**The above traction is organic.

## Business Model

The business model is simple. Revenue is based on units sold. As we scale up, the COGs will decrease as well.


Business Model
Pricing
COGs ≤ .85 per sku/$10 per 12 pack
B2C Pricing per 12 pack: $20 - $35
Gross Margins: 50% - 71%
B2B Pricing per 12 pack: $14 - $17
Gross Margins: 30% - 41%
Scalability
Increase competitiveness, efficiency, reputation and quality.
Diversify Product Portfolio
Enter popular markets with high demand products (sparkling water, hard seltzer, alkaline water).
Enter into ancillary products in 3 - 4 years.
LIVE UP LIFE
JIVATI

Jivati's business model embraces **multiple revenue streams giving us a competitive advantage.** (*e-commerce, retail/wholesale distribution, subscription-based model*)

**B2B** (*wholesaler/distributor*) initially build the Southern California B2B pipeline. Once we establish a strong revenue channel in Southern California, we will move into the next specific location with a strong population of our targeted audience. (Miami, Las Vegas, Denver, Seattle, Washington D.C., NYC, Chicago, Atlanta, etc.) After establishing a stronger brand recognition and revenue flow nationally, we will begin to enter into the international markets starting with Toronto, Vancouver, London, Japan, etc.

**B2C** (*online*) - will be through our e-commerce website that will be build post-funding in 3 months. This will create a robust online presence for the company, and consumers can buy our non-alcoholic products directly from the site. (It will evolve into a specific offering/subscription base)

**B2B** (*retailer*) will also implement a back-end subscription-based model for small businesses to purchase our products directly. (Gyms, new restaurants, hotels, offices, bars, etc.) This model is better fitted for small businesses that do not want to buy in bulk from large wholesalers/distributors.

We have a strong PR & Digital Marketing Team to launch us nationally and internationally. A dynamic sales & distribution team with an established network to place our products in the market.


Addressable Market
Global beverage market which includes alcoholic and non-alcoholic beverages (CAGR: 3.1%)
TAM
$1.8T
SAM
$116.4B
SOM
$17.5B
Bottled Water: $113B (CAGR: 7.4%)
Hard Seltzer: $4.4B (CAGR: 16.2%)
Assuming 15% obtainable market
LIVE UP LIFE



Research and Markets
Grandview Research
Grandview Research
JIVATI

## Competition

What sets Jivati apart from other beverage companies are the ingredients to our lifestyle, not just our brew. We like to celebrate life by living it up.

Jivati's unique brand story, a focused and energetic team, along with a business model that embraces multiple revenue streams give us a competitive advantage.

Jivati is designed in 3 tiers to create an influential brand.

- **Brand Lifestyle** (A brand with a unique real story)
- **Holistic Products** (Products that have a real need in the marketplace)
- **Multi-Functional Ingredients** (plant-based ingredients causing a degree of disruption)



Competitive Landscape
Healthy
New
Key Differences
Packaging
Price
JIVATI
Brand Lifestyle Diverse Products Multi-Functional Ingredients
12
$25
ELEMENTS
Product Specific Single -Functional Ingredient
12
$42
VIZZY
Product Specific Not Holistic Not Functional
12
$17
flow
Product Specific Not Functional
6/12/24
$19/$23/$30
AURA BORA
Product Specific Not Functional
12
$30
LIVE UP LIFE
JIVATI

## Vision

Jivati is more than a business; it's a movement. One of the reasons I created Jivati was because the beverage market is saturated with numerous companies that provide the same type of sugary and artificial drinks that cause harm to people's health which doesn't allow them to enjoy life to the fullest. I have created a brand lifestyle that will produce several lines of products according to the needs of the consumer to keep them going no matter the occasion.



JIVATI
LIVE UP LIFE

## Here's how Jivati will use the money we raise on Wefunder.

A portion will be spent on key team hires, sales and marketing efforts, manufacturing contracting, and operational budgeting. Our overall funding goal is listed below; we will start executing our go-to-market strategy by raising at most $1M capital sourced through Wefunder and $500K sourced off the platform.



Capital Raise & ROI 22x (5 yrs)

# $1.5M

- Product Development **$75K**
- Inventory: **$400K**
- Team Payroll: **$255K**
- General & Admin: **$75K**
  Sales & Marketing: **$600K**
- Brand and tasting campaigns: **$95K**